January 23, 2026

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. SiSi Cheng and Ms. Jennifer Thompson

RE:	AZZ Inc.
Form 10-K for the Fiscal Year Ended February 28, 2025
Form 10-Q for the Fiscal Quarter Ended November 30, 2025
File No. 001-12777

Dear Ms. Cheng and Ms. Thompson,

On behalf of AZZ Inc. (the “Company”, “we” or “our”), set forth below is the response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated January 16, 2026 with respect to the Form 10-K for the Fiscal Year Ended February 29, 2025 filed on April 21, 2025 (the “Form 10-K”) and the Form 10-Q for the Fiscal Quarter Ended November 30, 2025 filed on January 7, 2026 (the “Form 10-Q”). For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended November 30, 2025
Financial Statements for the Nine Months Ended November 30, 2025
Condensed Consolidated Statements of Cash Flows, page 6
1.We note the $273.2 million distribution on investment in AVAIL joint venture classified within operating activities. We further note from your disclosures in Note 8 that at the time of this distribution, the amount of the distribution exceeded your investment in the AVAIL JV of $107.4 million, resulting in the reduction of your investment in the AVAIL JV to zero and recognition of the excess amount of distribution as a gain. With a view to clarifying how you determined that none of this distribution amount was a return of your investment in the AVAIL JV that would be classified as an investing activity as contemplated by ASC 230-10-45-12(b), please revise your upcoming February 28, 2026 Form 10-K to provide an accounting policy

January 23, 2026

clarifying whether you have elected to follow the cumulative earnings approach or the nature of the distribution approach when determining the classification of distributions received from equity method investees, and provide similar information to us in your response. Refer to ASC 230-10-45-21D.

Response:
The Company respectfully acknowledges the Staff’s comment. The Company has elected and will disclose in its upcoming Form 10-K for the year ending February 28, 2026 and future filings, to follow the cumulative earnings approach when determining the classification of distributions received from equity method investees, in accordance with ASC 230-10-45-21D.
In future filings, beginning with the Company’s Form 10-K for the year ending February 28, 2026, we will update our accounting policy to include information substantially similar to the following:
Investment in Unconsolidated Joint Venture
We account for the investment in our joint venture under the equity method of accounting, as we exercise significant influence over, but do not control the joint venture. Investments in unconsolidated joint ventures are initially recorded at fair value, and subsequently increased or decreased for allocations of net income and changes in cumulative translation adjustments. Equity in net income (loss) from the AVAIL JV is allocated based on our 40% economic interest. We record our interest in the joint venture on a one-month lag to allow sufficient time to review and assess the joint venture’s effect on our reported results.
    We elected to apply the cumulative earnings approach when determining the classification of distributions received from our equity method investee. Under this approach, distributions are treated as returns on investment and classified as operating cash flows unless the total distributions received, after deducting any amounts previously considered returns of investment, exceed the cumulative equity in earnings recognized to date. In those cases, the excess is treated as a return of investment.
We assess our investment in the unconsolidated joint venture for recoverability when events and circumstances are present that suggest there has been a decline in value, and if it is determined that a loss in value of the investment is other than temporary, the investment is written down to its fair value. We do not believe that the value of our equity investment was impaired as of February 28, 2026.
The AVAIL JV’s sale of the Electrical Product Group (“EPG”) occurred in May 2025, and AVAIL made a distribution to us in May 2025. Since we record earnings on a one-month lag, we did not record our proportionate share of the earnings from the sale of the EPG until the second fiscal quarter ended August 31, 2025. Had the distribution been made in the same month as the recognition of equity in earnings, we would have had adequate cumulative

January 23, 2026

earnings to classify the distribution as operating activities in the statement of cash flows. The difference was solely due to the timing of the receipt of the distribution and the recognition of the equity in earnings to which the distribution was related. Below is a summary of the timing of the receipt of the cash distribution and the recognition of our proportionate share of the related equity in earnings:
•In the first fiscal quarter ended May 31, 2025, we received a distribution from AVAIL related to the May 2025 sale of the EPG but did not record our proportionate share of the gain on the sale, since equity in earnings are recorded on a one-month lag. The distribution in excess of our investment of $107.4 million was recorded as a gain.
•In the first fiscal quarter ended May 31, 2025, we suspended the recognition of equity in earnings of the AVAIL JV until the proportionate share of earnings exceeded the excess distribution previously recognized in earnings.
•In the second fiscal quarter ended August 31, 2025, we recorded our proportionate share of AVAIL’s gain on the sale of the EPG. As a result, we had sufficient cumulative earnings for the distribution to be treated as a distribution of earnings and classified as an operating activity in the statement of cash flows. In addition, our proportionate share of earnings exceeded the excess distribution previously recorded in earnings; therefore, we resumed equity method accounting for the AVAIL JV.
•For the third fiscal quarter ended November 30, 2025, the distribution was classified as an operating activity in the statement of cash flows because the cumulative earnings exceeded the distribution amount of $273.2 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31
2.We note that when analyzing the change in revenue for each of your segments, you indicate the change resulted from a change in volume, partially offset by a change in selling price. While you have provided management's perspective on the underlying factors contributing to the change in selling price, you have not provided similar insight from management into the underlying factors contributing to the change in volume. We further note that management appears to have insight into these underlying factors based on the disaggregation of revenue by end market provided in Note 5 and the discussion in your third quarter earnings call of strong demand from infrastructure projects. Please revise your analysis of changes in revenue in your upcoming February 28, 2026 Form 10-K to provide management's insight into the underlying factors contributing to changes in volume, in addition to those contributing to changes in selling price. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:
The Company respectfully acknowledges the Staff’s comment. In future filings, beginning with the Company’s Form 10-K for the year ending February 28, 2026, we will expand our

January 23, 2026

disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include information substantially similar to the following (example based on amounts from the 10-Q for the fiscal quarter ended November 30, 2025):
Sales for the AZZ Metal Coatings segment increased $26.4 million, or 15.7%, for the current quarter, compared to the prior year quarter. The increase was primarily due to $30.0 million resulting from a higher volume of steel processed, primarily due to increases in the electrical/utility, construction and transportation end markets, and an increase in other sales of $2.1 million. The increase was partially offset by a decrease in price realization of $5.7 million due to product mix.
Sales for the AZZ Precoat Metals segment decreased $4.3 million, or 1.8% for the current quarter, compared to the prior year quarter. The decrease is due to a lower volume of coil coated, primarily due to decreases in construction, HVAC and transportation end markets, partially offset by an increase in the average price due to vendor price increases that were passed through to the customer.
If you have any questions or desire further information regarding the Company’s responses, please contact me at (817) 810-5045.

Sincerely,

/s/ Jason Crawford
Jason Crawford
Chief Financial Officer
JasonCrawford@azz.com
817-810-5045

cc: Thomas E. Ferguson, President and Chief Executive Officer
Tara D. Mackey, Chief Legal Officer and Secretary